Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated February 9, 2022, with respect to the Class A ordinary shares of ESM Acquisition Corporation is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 9th day of February, 2022.

ESM Sponsor, LP

By: ESM Sponsor GP, LLC Its general partner

By:	/s/ Sir Michael Davis
Name:	Sir Michael Davis
Title:	Chief Executive Officer

By:	/s/ John T. Raymond
John T. Raymond

By:	/s/ Sir Michael Davis
Sir Michael Davis